UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):     ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For period ended: March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended: _________________________________________

Read instruction (on back page) before preparing form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Corporate Resource Services, Inc.
Full name of registrant

160 Broadway, 11th Floor
Address of principal executive office

New York, NY 10038
City, State and Zip Code

PART II – RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Corporate Resource Services, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense due to the additional time and resources required to include in the Company's financial statements the operations of its wholly-owned subsidiary, Diamond Staffing Services, Inc., the business of which was acquired during the quarter ended March 31, 2011.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

	Scott Schecter	(646) 443-2380
	(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to Annex A, which is attached to this Form 12b-25 and incorporated herein by reference.

Corporate Resource Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2011	By	/s/ Scott Schecter
Name: Scott Schecter
Title: Chief Financial Officer

Annex A (pursuant to Part IV, Question 3)

Anticipated Change in Results of Operations

The Company expects that the Form 10-Q will report an increase in revenues of approximately $37.0 million and $75.1 million for the three and six months ended March 31, 2011, to $76.7 million and $155.7 million, respectively, as compared to approximately $39.7 million and $80.6 million in the corresponding periods of 2010. The Company also expects to report an increase in gross profit of approximately $6.4 million and $13.4 for the three and six months ended March 31, 2011 to $12.2 million and $25.4 million, respectively, as compared to gross profit of approximately $5.8 million and $12.0 million in the corresponding periods of 2010.  The increases in revenues and gross profit during the three and six months ended March 31, 2011 as compared with the corresponding periods in 2010 are primarily attributable to revenues generated by businesses acquired during 2010 and 2011, as well as increased demand for temporary staffing services at the Company’s subsidiaries, including Diamond Staffing Services, Inc. (“Diamond”) and Insurance Overload Services, Inc. (“IOS”).  IOS and Diamond were acquired by the Company on August 27, 2010 and January 31, 2011, respectively, but are accounted for as a pooling of interests from a related party and, therefore, the Company’s results for the three and six months ended March 31, 2011 and 2010 were restated to include IOS’ and Diamond’s results.  The Company also expects to report an increase in net loss of $0.4 million for the three months ended March 31, 2011, to approximately $1.6 million, as compared to a net loss of approximately $1.2 million in the corresponding period of 2010.  Conversely, the Company expects to report a decrease in net loss of $0.5 million for the six months ended March 31, 2011, from a loss of $2.3 million in the corresponding 2010 period to a loss of $1.8 million in the 2011 period.  Net income for 2010 included $0.9 million and $1.4 million of loss on debt extinguishments to a related party for the three and six months ended March 31, 2010, respectively, while current year net income included $1.0 million of stock compensation for the three and six months ended March 31, 2011 as well as acquisition costs of $0.2 million and $0.5 million for the three and six months ended March 31, 2011, respectively.